BARD HODLING, INC. 1167 Bidge Street Philadelphia, PA 19.67 Ph: 215-825-8593 Fax: 215-689-3993 www.bardholding.com

May 30, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:
Request to  Withdraw  Registration Statement on
Form S1 (RW) - SEC File Number 333-163545

Dear Sirs:

On December 7, 2009, Bard Holding, Inc. (the “Registrant”) filed a Registration Statement on Form S-1 (File Number 333-163545) with the Securities & Exchange Commission (the “Commission).  The Registration Statement has not been amended.  Due to a change in its business plan, the Registrant has decided to withdraw its Registration Statement.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal of its registration statement on Form S-1 (File No. 333-163545) (the “Registration Statement”).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Yours truly,

BARD HOLDING, INC.

Howard L. Bobb
CEO, Member of the Board of Directors

Bard Holding, Inc.
Incorporated in the state of Delaware
Written Consent of the
Majority of Shares Entitled to Vote

The undersigned, being a majority of shares entitled to vote and a majority of the issued and outstanding shares of  Bard Holding, Inc. (“the Corporation”), hereby approve recommendations of the Board of Directors and consent, pursuant to the Corporation Law of the State of Delaware, to the adoption of the following resolutions taking or authorizing the actions specified therein:

Resolved, that the Company shall immediately file a “Request for Withdrawal” of the S-1 registration statement previously filed with the Securities Exchange Commission on December 7, 2009

Resolved, the Company shall issue up to THIRTY MILLION ($30,000,000) in corporate equity securities via a Private Placement Memorandum (“PPM”) issuing two separate classes of stock in accordance with the bylaws of the Company. No changes to the bylaws are currently contemplated. The Private Placement shall offer both preferred and common stock to accredited and institutional investors.

Resolved, that the Law of Office of Jillian Sidoti is directed to file all proper documentation with proper regulatory agencies, specifically the Securities Exchange Commission.

This consent may be executed by facsimile and in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Date:  05/30/2011

Attested to:		Attested to:
	Surajit Khanna, Secretary and Chairman		Howard L Bobb, CEO and Member BOD
	Holder of 4,650,000 shares of common stock		Holder of 3,000,000 shares of common stock

Attested to:
Avery Hong
Holder of 2,250,000 shares of common stock

Attested to:
Sohini Khanna, Treasurer and Member of BOD Holder of 3,000,000 shares of common stock

ACTION BY CONSENT BY THE BOARD OF DIRECTORS
OF BARD HOLDING, INC.

May 30, 2011

The undersigned, being the members of the Board of Directors of Bard Holding, Inc. (the “Company”), by signing below, do hereby acknowledge and approve the following resolutions, without the necessity of a formal meeting:

Resolved, that the Company shall immediately file a “Request for Withdrawal” of the S-1 registration statement previously filed with the Securities Exchange Commission on December 7, 2009

Resolved, the Company shall issue up to THIRTY MILLION ($30,000,000) in corporate equity securities via a Private Placement Memorandum (“PPM”) issuing two separate classes of stock in accordance with the bylaws of the Company. No changes to the bylaws are currently contemplated. The Private Placement shall offer both preferred and common stock to accredited and institutional investors.

Resolved, that the Law of Office of Jillian Sidoti is directed to file all proper documentation with proper regulatory agencies, specifically the Securities Exchange Commission.

SO CERTIFIED:

Dated: 05/30/2011
Surajit Khanna,
Chairman of the Board of Directors